From: Choi, Richard T. [mailto:RTC@jordenusa.com]
Sent: Tuesday, January 03, 2012 1:42 PM
To: Nash, Susan; Kotapish, William J.
Subject: Additional Precedents Supporting Acceleration
Importance: High

Susan, Bill –

In addition to the January accelerations of the Riversource and Transamerica filings cited in my prior email below, which
are directly on point, the Commission staff has processed many other January accelerations of variable product filings that
did not include stub financials (*see*, *e.g.*, the citations below). Such January accelerations cover a variety of contexts,
including new product filings, merger filings, and post-effective amendments for existing products. The numerosity of
these filings (and others) confirm the accepted nature of this practice in this area rather than any exceptions or "mistakes"
on the part of the Commission staff. In the interest of time, I am citing to recent filings but, as I mentioned on the phone,
this practice goes back many years. Please bear this in mind when you speak with Jamie today, as well as the
information I forwarded to you last week regarding the high costs and extreme hardship that would be involved in
preparing stub financials.

USL Merger 2011

· N-4 registration statements filed on January 3, 2011 and accelerated on January 3, 2011

1. 333-171495
2. 333-171496
3. 333-171499
4. 333-171500
5. 333-171501
6. 333-171502
7. 333-171503

· N-6 registration statement filed on January 3, 2011 and accelerated on January 3, 2011

1. 333-171497

Nationwide Merger 2010

· N-4 registration statements filed on January 4, 2010 and accelerated on January 4, 2010

1. 333-164128
2. 333-164129
3. 333-164130
4. 333-164131
5. 333-164132
2

Genworth Life New Product Filings 2010

· N-4 pre-effective amendments filed on December 22, 2009 and accelerated on January 8, 2010 (note

definitive prospectuses dated January 19, 2011)

1. 333-162504
2. 333-162506

Genworth Life Post-Effective Amendment to Existing Product 2010

· N-4 Post-Effective Amendments filed on December 22, 2009 and accelerated on January 8, 2010
(note
incorporation by reference of both "Part A and Part B" *and* prospectuses subsequently filed).

1. 333-143407

Riversource Post-Effective Amendment to Existing Product 2010

· N-4 Post-Effective Amendment filed on November 26, 2009 and accelerated on January 9, 2010.

1. 333-139759

Riversource Post-Effective Amendment to Existing Product 2005

· N-6 Post-Effective Amendment filed on November 18, 2004 and accelerated on or about January 4, 2005.

1. 333-69777

Nationwide Post-Effective Amendment to Existing Product 2005

· N-4 Post-Effective Amendment filed on January 7, 2005 and apparently accelerated or otherwise allowed to go
effective without stub financials on or about February 1, 2005 (PEA # 6 filed October 8, 2004; PEA #7 filed December 6, 2004 to add delaying amendment; PEA #8 filed January 7, 2005 and PEA #9 ("b" filing) filed February 1, 2005).

1. 333-104510

Kindly let me know if you have any question regarding the above and when we might hear from the Commission staff on
the acceleration of Allianz's filings. Many thanks.

Richard

From: Choi, Richard T.
Sent: Friday, December 30, 2011 10:33 AM
To: nashs@sec.gov
Cc: 'Stewart.Gregg@allianzlife.com'; Cheryl.Graff@allianzlife.com; Lauerman, Thomas C.; 'Kotapish, William J.'
Subject: Precedents
Importance: High

Susan –

3

Thanks again for your time and attention to this matter. As requested, attached are links and PDFs of
filings by AXA Equitable, Riversource, and Transamerica that provide support for what we are
requesting. Given the severe time constraints, my search was very limited, but the filings are
illustrative, in my experience, of longstanding industry practice.

Riversource (333-79311) – November 26, 2008 "a" filing followed by January 9, 2009 "b" filing each
containing prospectus supplement, dated *January 26, 2009*, accelerated on January 9, 2009.
Purpose of supplement was to reflect an increase in rider charges to existing products effective at a
date in the future. Note the incorporation by reference, which is technically unnecessary. Note also
the absence of stub financials. Rule 497(j) filing made on January 27, 2009.

· Acceleration request: see above.

· "a" filing:
http://www.sec.gov/Archives/edgar/data/1000191/000095013708014109/c47966e485ap
os.txt

- "b" filing:

http://www.sec.gov/Archives/edgar/data/1000191/000095013709000182/c48567be485b

pos.txt

- Notice of Effectiveness:

http://www.sec.gov/Archives/edgar/data/1000191/999999999509000069/xslEFFECTX01

/primary_doc.xml

- Rule 497(j) filing:

http://www.sec.gov/Archives/edgar/data/1000191/000095013709000585/c48567je497j

.txt

AXA Equitable (333-160951) – December 12, 2010 "a" filing containing prospectus, dated "*January*

__, 2011," accelerated on December 23, 2010. Purpose of filing was to include a revised Retirement

Cornerstone prospectus. No intervening filings. Definitive prospectus was dated January 10, 2011.

Note absence of incorporation by reference, which is technically unnecessary.

- Acceleration request: see above.

- "a" filing:

http://www.sec.gov/Archives/edgar/data/1015570/000008902410000612/e13174.txt

- Notice of Effectiveness:

http://www.sec.gov/Archives/edgar/data/1015570/999999999510003690/xslEFFECTX01

/primary_doc.xml

- Definitive 497(c) prospectus:

http://www.sec.gov/Archives/edgar/data/1015570/000008902411000001/e13547.txt

Transamerica (333-131987) – December 28, 2010 "a" filing containing "red herring" prospectus

supplement showing increased rider charges for riders *issued on or after February 21, 2011*,

accelerated on January 5, 2011. Subsequent "b" filing made on January 7, 2011 contained

prospectus supplement dated January 7, 2011 and referencing fact that change affected riders *issued*

on or after February 21, 2011. Rule 497(j) filing made on January 11, 2011. Note use of [4]

incorporation by reference, which is technically unnecessary. Note also absence of stub financials (or

updated auditors consent).

- Acceleration request: see above.

- "a" filing:

http://www.sec.gov/Archives/edgar/data/1114805/000119312510288492/d485apos.htm

- Notice of Effectiveness:

http://www.sec.gov/Archives/edgar/data/1114805/999999999511000065/xslEFFECTX01
/primary_doc.xml

- "b" filing:

http://www.sec.gov/Archives/edgar/data/1114805/000119312511003667/d485bpos.htm

- Rule 497(j) filing:

http://www.sec.gov/Archives/edgar/data/1114805/000119312511005765/d497j.htm

In the interest of time, I am sending this to you and to my client concurrently. Let me know if you
have any other question or if I can provide any additional information.

Richard

accepts no responsibility for any damage that may in any way arise from their use.